mwe.com

May 20, 2019

VIA EDGAR AND
FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Dunham

Pamela A. Long

Lory Empie

Stephen Kim

Re:	INX Limited Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted March 6, 2019 CIK No. 0001725882

Dear Mr. Dunham:

On behalf of INX Limited (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated April 11, 2019, relating to the above referenced Amendment No. 4 to Draft Registration Statement on Form F-1 confidentially submitted to the Commission on March 6, 2019 (“Amendment No. 4”). We are also submitting prior correspondence between the Company and the SEC in relation thereto, attached as Appendix 1 to this letter.

The Company is concurrently submitting confidentially via EDGAR Amendment No. 5 to Draft Registration Statement on Form F-1 (the “Form F-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Form F-1, marked to show changes from Amendment No. 4.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form F-1.

Prospectus Cover Page

1.	We note your written summary of the smart contract provided supplementally in response to comment 44, as well as your revised Form of INX Token Purchase Agreement attached as Exhibit 4.1. Please revise to clarify whether you are offering only whole tokens or if fractional divisions of INX Tokens may also be purchased in this offering. Please also revise to address both the technical and practical divisibility of tokens (e.g., your intention to limit transfers of fractional divisions of INX Tokens to five decimal places). Please refer to Item 501(b)(2) of Regulation S-K for guidance.

Response: In response to the Staff’s comment, we have revised the cover page of the prospectus to state that during the offering we will offer for sale INX Tokens in fractional divisions up to five decimal places (0.00001), that sales that would otherwise result in fractional divisions of more than five decimal places will be rounded down to five decimal places, and that after the offering the INX Token may be purchased, sold and transferred in the secondary market in fractional divisions up to eighteen decimal places (0.000000000000000001), the standard technical specification for ERC20 compliant tokens.

In addition, we have revised the cover page of the prospectus to state that we will require a minimum investment per investor of $1,000.

We have also revised our disclosure on page 95 of the “Description of INX Tokens – Technical Features of the INX Token” section and on page 107 of the “Plan of Distribution” section to conform.

2.	In your response to comment 15, you state that you have included expenses paid to A-Labs as “Underwriter’s Discounts and Commissions” on the cover page of the prospectus. Please revise the calculation of net proceeds on the cover page to show the dollar amount of the A-Labs fees that reduce net proceeds at the minimum and maximum offering amounts.

Response: In response to the Staff’s comment, we note that the net proceeds from the offering at the minimum offering amount, including the estimated dollar amount of the A-Labs sales commission at the minimum offering amount, are currently reflected in the table on the cover page of the prospectus. At the minimum offering amount, the A-Labs sales commission would be $0.

We intend to calculate the net proceeds from the offering at the maximum offering amount after we have set a purchase price for the offering. Once the purchase price is set, we will include on the cover page of the prospectus the net proceeds from the offering, including the estimated dollar amount of the A-Labs sales commission that reduces net proceeds at the maximum offering amount. Because the A-Labs sales commission is a function of the proceeds raised in the offering, we are not able to calculate that amount until after we have determined the maximum offering amount.

For purposes of our calculation, we will assume that (i) 100% of the INX Tokens sold in the offering will be sold to non-U.S. persons, which would entitle A-Labs to its contingent cash payment based on 100% of the gross proceeds received by us in this offering, and (ii) no other broker-dealers participate in this offering. We note that these amounts are an estimate and that actual sales commission may vary depending on the number of INX Tokens sold to or for the account of U.S. persons and non-U.S. persons.

As an example, if the price per INX Token is $1.00 and the maximum offering amount is set to $130 million, the A-Labs sales commission would be $8,300,000.

Prospectus Summary

Overview, page 1

3.	Please disclose when you expect to register INX Crypto, Inc. as a money transmitter in the jurisdictions in which you will register and operate, here and in the section entitled “Phases of Development” on page 50. Please also clarify, in your disclosure under “Regulation of Money Transmitters” on page 61, whether you intend to rely on any exemptions from state or federal registration. In this regard, we note your disclosure on page 61 that many jurisdictions at the state level maintain exemptions to their licensing requirements, and that there are various exemptions to MSB registration at the federal level, including for entities registered with and regulated or examined by the SEC or CFTC.

Response: In response to the Staff’s comment, we have revised our disclosure on page 1 of the “Prospectus Summary” section and page 58 of the “Business – Phases of Development” section to indicate that we are currently preparing the required applications and supporting materials to register INX Digital, Inc. (f/k/a INX Crypto, Inc.) as a money transmitter. We anticipate that we will be able to register or otherwise qualify to commence operations in 14 US states by January 2020, with the intention of registering or otherwise qualifying in most US states by the end of 2020.

We have also revised our disclosure on page 57 of the “Prospectus Summary - Our Development Plan” section and page 69 of the “Business – Regulation of our Trading Solution - Regulation of Money Transmitters” section to indicate that we intend to register with the U.S. Department of the Treasury Financial Crimes Enforcement Network, and to notify and/or register with state regulators in compliance with state money transmitter requirements as required by each relevant state. We have also revised our disclosure to state that we do not currently intend to rely on any state or federal exemptions to registering as a money transmitter, including any exemptions relating to registration with and regulation by the SEC or CFTC.

4.	Please revise, here and on page 63 to clarify whether CFTC regulations will apply to INX Crypto’s operation of the trading platform for cryptocurrencies, and whether you must register or meet other CFTC requirements in order to operate this platform. In this regard, we note your disclosures under “Regulatory Oversight of Blockchain Assets” on page 63 regarding the CFTC’s regulation of virtual currencies.

Response: In response to the Staff’s comment, we have revised our disclosure on page 5 of the “Overview – Industry Overview - Blockchain Asset Exchanges” section and on page 72 of the “Business – Regulatory Oversight of Blockchain Assets” section to clarify that, beyond its anti-fraud and anti- manipulation authorities, the CFTC generally does not oversee “spot” or cash market exchanges and transactions involving cryptocurrencies that do not utilize margin, leverage, or financing. We intend that INX Digital will operate as a trading platform for the spot trading of cryptocurrencies, and therefore we do not anticipate that we will be required to register with the CFTC or meet other CFTC requirements in order to operate the INX Digital trading platform.

Industry Overview

Background & Current Market, page 3

5.	Please balance your disclosure in this section to focus on the current state of the blockchain market rather than its most recent peak (e.g., ICO activity, trading volumes, prices, etc.), and consider revising to distinguish more clearly between digital assets as a means of financing, as an asset class, and the relevant trading markets for these assets. Please also revise your discussion of the federal securities laws, here and throughout your prospectus, to consider the Staff of the Division of Corporation Finance’s recently published “Framework for ‘Investment Contract’ Analysis of Digital Assets.”

Response: In response to the Staff’s comment, we have revised our disclosure on page 3 of the “Prospectus Summary – Industry Overview” section and page 52 of the “Business – Industry Overview” section to provide additional discussion of the current state of the blockchain market, including ICO activity, trading volumes, and prices, as well as developments in federal and security laws governing blockchain assets.

Our Proposal: INX Trading Solutions, a Single Regulated Ecosystem for Trading Blockchain Assets, page 5

6.	Some of the information in this section, captioned as a discussion of your solution for trading blockchain assets, mainly relates to the advantages of distributed ledger technology, which is not used by your trading platforms. For example, on page 6, you discuss blockchain characteristics of decentralization, traceability, immutability and high availability of the distributed ledger as features of your trading ecosystem. In contrast, we understand that your platforms for trading blockchain assets, as described under “Our Development Plan” and elsewhere, will be fully centralized, with one or more third-party custodians holding the blockchain assets, and that trades will take place without being recorded on a blockchain. If you intend to highlight decentralized record-keeping and other features of a blockchain that relate to the Tokens and transfers of Tokens between wallets, please make this clear and move this disclosure to a separately captioned section of the summary that discusses the Tokens.

Response: In response to the Staff’s comment, we have revised our disclosure throughout the Registration Statement to distinguish between the features of our trading platforms and the features of blockchain and distributed ledger technology that relate to the INX Tokens and transfers of INX Tokens between wallets. For example, we have revised our disclosure on page 7 of the “Prospectus Summary – Our Proposal: INX Trading Solutions, a Single Regulated Ecosystem for Trading Blockchain Assets” section by separating the discussion of blockchain characteristics from the discussion of the features of our trading platforms.

7.	Please identify the party or parties responsible for recording trades on your internal centralized servers so that they are reflected in customer accounts on one of your proposed platforms.

Response: We will ensure that appropriately qualified individuals will act on behalf of each of our platforms and these functions will be separated by entity as follows:

●	INX Services, Inc. will be responsible for recording security tokens trades in accordance with applicable SEC and FINRA regulations; and

●	INX Digital, Inc. will be responsible for recording cryptocurrency trades in accordance with state money transmitter regulations.

The trading platform to be operated by each entity will support “straight through processing” of orders received from customers. As such, orders and resulting trades will be recorded on internal databases and will be reflected in customer accounts without any intervention. Both INX Services, Inc. and INX Digital Inc. will employ staff to monitor trading activity and support customers. Each entity will also employ supervising managers to oversee the trading and settlement process. The staff of both entities will be able to process trade corrections, but this activity will require management approvals and audit reports will be reviewed to monitor this activity.

Privacy, page 6

8.	Where you state that “personal information of INX Token holders” will be “only available to the Company,” please revise to disclose that personal information of INX Token holders will also be provided to “regulatory and governmental authorities as required by law,” consistent with your disclosure on page 89.

Response: In response to the Staff’s comment, we have revised our disclosure on page 56 of the “Business – Our Proposal: INX Trading Solutions, a Single Regulated Ecosystem for Trading Blockchain Assets” section to provide that personal information of INX Token holders will also be provided to regulatory and governmental authorities as required by law.

Our Development Plan, page 6

9.	Please revise to address how you propose to handle the trading of different asset types (e.g., cryptocurrencies for securities tokens) consistent with your response to comment 1 that you have determined to operate at least “two distinct platforms” depending on the blockchain asset being traded. In this regard, we note your disclosure that you will offer “cross-asset” execution and a single “seamless integrated trading” platform. To the extent there is uncertainty over whether customers could execute a single “securities token to crypto” trade on your ATS, this factor should be disclosed in your prospectus.

Response: In response to this comment and Comment #11 below, we have revised the relevant sections of the Registration Statement to distinguish between the features of our cryptocurrency and security token trading platforms. We have also revised our disclosure to clarify that “cross-asset” trading is not supported by our platform.

In addition, we have revised our disclosure on page 8 of the “Prospectus Summary – Overview” section and page 56 of the “Business – Overview” section to add the following underlined statement:

Our intention is for the INX Trading Solutions website to serve as a single entry point for our customers. On the homepage, customers will be able to access the INX Digital portal for the trading of cryptocurrencies, and, when established, the INX Services portal for the trading of security tokens, in each case subject to the satisfaction of applicable regulatory requirements. Each of INX Digital portal and INX Services portal will be a separate and distinct trading platform. As we develop our trading platforms, we intend to add functionalities across the entire transaction lifecycle, as well as other information and features. Our platform will not support cross-asset (i.e., securities token for cryptocurrency) trading, nor will we permit the settlement of securities transactions in cryptocurrency, at least until such time as the regulatory uncertainty regarding such transactions is resolved.

10.	Please provide us with a detailed outline of the transaction flow for a hypothetical trade on your proposed ATS. Your response should include, but not necessarily be limited to, the process for submitting and accepting payment for a trade (both in USD and, if applicable, cryptocurrency), custody of each asset involved with a trade, and clearing and settlement procedures. Please describe the security measures that will be in place designed to protect the theft or loss of customers’ digital assets. To the extent that the ATS will use a third-party to custody digital assets, please describe any division of custodial responsibility between the ATS and the third party. To the extent that you propose to facilitate the trading of securities for cryptocurrencies, please detail the method of ensuring that the cryptocurrencies are held in a digital wallet that is established for the benefit of the customer. To the extent any payment is insufficient (e.g., following conversion to USD, if applicable, or where a “counterparty defaults” and you use a portion of your “Cash Fund” to “cover losses”), please also address whether you would be extending credit to any customer through your proposed operations and whether that extension of credit implicates any regulatory responsibility, including responsibility under Federal Reserve Board Regulation T. Please separately provide corresponding disclosure for a trade on your proposed cryptocurrency trading platform. We may have additional comments after reviewing your response.

Response: Attached as Appendix 2 to this letter are the functional workflows for INX Services, Inc., the entity we have established to register as an introducing broker to provide brokerage services for security tokens. The submitted workflows outline the process for onboarding new customers, funding accounts, initiating orders, and the execution and settlement of trades. However, these anticipated workflows are subject to change, because we are in the early stage of this evolving market; as a result, there is a lack of regulatory clarity regarding the trading of security tokens and the proper market participants required to facilitate such trading remain undefined. Accordingly, while it is at present our intention to establish an alternative trading system to be operated by INX Services, Inc., it is possible we will determine, at least initially, to operate as an introducing broker with an order management system and to route security token order flow to one or more third party alternative trading systems.

Please describe the security measures that will be in place designed to protect the theft or loss of customers’ digital assets. INX Services, Inc. has yet to identify a custodial relationship arrangement that meets the requirements of Rule 15c3-3. INX Services, Inc. is currently searching for a clearing firm to provide custody of security tokens.

As stated above, the proper market participants required to facilitate the trading of security tokens remain undefined, primarily as the result of a lack of regulatory clarity. If we are unable to identify a clearing firm to serve as a custodian which satisfies the requirements of Rule 15c3-3, we may never be able to operate INX Services Inc. as a broker-dealer for the trading of security tokens.

Please see below for a discussion of the custody arrangements we anticipate implementing with respect to our cryptocurrency trading platform.

To the extent that the ATS will use a third-party to custody digital assets, please describe any division of custodial responsibility between the ATS and the third party.

We do not envision having a custodian for the proposed ATS activities of INX Services, Inc. Rather, the custody of digital assets will be required for security tokens held in the customer accounts of INX Services, Inc. Because we intend to provide brokerage services as an introducing broker, the custodial responsibility will be a contractual obligation of our clearing firm, which is yet to be identified.

To the extent that you propose to facilitate the trading of securities for cryptocurrencies, please detail the method of ensuring that the cryptocurrencies are held in a digital wallet that is established for the benefit of the customer.

As stated above, neither INX Services, Inc. nor INX Digital, Inc. will offer “cross asset” trading of securities for cryptocurrencies or vice versa, nor the settlement of securities transactions in cryptocurrencies, at least until such time as the regulatory uncertainty regarding such transactions is resolved.

To the extent any payment is insufficient (e.g., following conversion to USD, if applicable, or where a “counterparty defaults” and you use a portion of your “Cash Fund” to “cover losses”), please also address whether you would be extending credit to any customer through your proposed operations and whether that extension of credit implicates any regulatory responsibility, including responsibility under Federal Reserve Board Regulation T.

Neither INX Services, Inc. nor INX Digital, Inc. will extend credit to customers. Further, our proprietary order management software, which will be utilized by both INX Services, Inc. and INX Digital, Inc., has a rules engine that ensures sufficient funds or fully paid assets are available to cover orders, prior to their submission.

Please separately provide corresponding disclosure for a trade on your proposed cryptocurrency trading platform.

Attached as Appendix 3 to this letter are the functional workflows for INX Digital Inc., which is the entity we have established to register as a money transmitter and operate a cryptocurrency trading platform. Here our ability to provide a detailed outline of our operations is greater than in the case of INX Services Inc., because the path to trading cryptocurrencies is clearer. The submitted workflows outline the process for onboarding new customers, funding accounts, initiating orders, and the execution and settlement of trades.

We intend to engage BitGo Trust Company (“BitGo Trust”), which is a “qualified custodian” as defined in Rule 206(4)-2 promulgated under the Investment Advisers Act of 1940, to hold cryptocurrencies on behalf of clients of our INX Digital, Inc. trading platform.  We believe that BitGo Trust and its affiliate BitGo Inc., a multi-signature hot wallet service, which we refer to collectively as BitGo, is the leading provider of custody and wallet services for cryptocurrency trading, with the ability to support both “hot” and “cold” storage with a high degree of electronic and physical security, as well as transaction processing and reporting.

BitGo Trust offers cold storage technology in bank-grade Class III vaults and storage solutions for more than 100 digital assets, and together with BitGo Inc., offers sophisticated controls and policies enforcement solutions, including multiple approvals, spending limits, and whitelists, as well as customizable user roles and controls to align with our organizational structure.

BitGo offers two types of services; a hot wallet solution and a cold storage solution. INX Digital, Inc. plans to use both services.  A hot wallet is a multi-signature storage solution, which requires two of three private keys to transfer digital assets. In our arrangement, INX will hold two of the keys and BitGo Inc. will hold the other key. Two keys will be created whenever we establish a BitGo hot wallet, a primary key (used to authorize transactions) and a backup key (used to recover the wallet, if the wallet password is lost or if BitGo Inc. ceases operations). The third key is used by BitGo Inc. to cosign transactions; this key is created by BitGo’s servers and is known only to BitGo Inc. to mitigate the risk of an unauthorized transfer of assets. INX policy will require that INX and BitGo Inc. must act together to transfer assets. INX Digital, Inc. will maintain an omnibus wallet at BitGo Inc. for each type of asset to be traded on our platform, which will be designated for the exclusive benefit of customers.

BitGo Trust’s cold storage solution outsources key management and security to BitGo Trust. Cold storage is offline storage; it is the most secure way to store digital assets, as it is never connected to a network. INX Digital, Inc. will transfer cryptocurrency assets from its hot wallet to cold storage at BitGo Trust; BitGo Trust, as custodian, will safeguard cryptocurrency assets for INX customers. To initiate a transfer from cold storage to an INX hot wallet, INX will specify the amount to transfer and submit the request to BitGo Trust.  BitGo Trust will contact INX, to conduct an out-of-band video verification to confirm the transfer is legitimate and that an INX authorized signatory approves it. BitGo Trust will then generate the transaction and sign it securely offline with the user key that BitGo Trust holds in custody. Once half-signed, BitGo Trust will bring the transaction back online, and upload it to the platform. After key policies are evaluated and satisfied, BitGo Inc. will then sign the transaction with the BitGo Inc. key. Once completely signed, BitGo Inc. will broadcast the transaction to the blockchain, and the cryptocurrency assets will be transferred from cold storage to the appropriate INX hot wallet.

This separation of functions makes our operations more secure because, among other reasons, we only need to keep a hot wallet sufficiently funded to service withdrawals. We will use cold storage to store the majority of the cryptocurrency assets held by us, because cold storage provides greater asset protection through policies and physical security.

11.	We understand that, in response to comment 1, you have included disclosures that you will conduct your cryptocurrency and securities businesses separately through INX Crypto and INX Services. We also understand, consistent with your response to comment 2 and disclosure on page 50, that you are prioritizing the development of INX Crypto ahead of the development of INX Services. So that investors will have a clear summary of the status, features, timing, future operation and regulatory requirements for each business, please present a comprehensive summary of these and any other material items, under appropriate captions, for each of INX Crypto and INX Services.

Response: In response to the Staff’s comment, we have added disclosure regarding the “INX Digital Trading Platform” and the “INX Securities Trading Platform” on page 8 of the “Overview” section and pages 57 and 58 of the “Business” section of the Registration Statement to distinguish between the status, features, timing, future operation and regulatory requirements for our INX Digital and INX Services trading platforms.

12.	Please name the custodian you have identified to provide custody services for cryptocurrency, and state whether the custodian is a “qualified custodian,” as defined in the Investment Advisers Act of 1940. Also describe the material terms of your arrangement with the custodian and file any agreement you have for the provision of custodial services as an exhibit to the registration statement.

Response: As described in our response to Comment #10, we intend to engage BitGo Trust to hold cryptocurrencies on behalf of clients of our INX Digital trading platform. BitGo Trust holds a state trust charter from the South Dakota Division of Banking and therefore is a “qualified custodian” as defined in Rule 206(4)-2 promulgated under the Investment Advisers Act of 1940. We have revised the disclosure on page 8 of the “Prospectus Summary Our Development Plan – INX Digital Trading Platform” section and page 57 of the “Business – Our Development Plan – INX Digital Trading Platform” section accordingly.

We have described the material terms of the Custodial Services Agreement with BitGo Trust in the Registration Statement, and the Custodial Services Agreement will be filed as an exhibit to the Registration Statement.

The Offering

Tokens Reserved for Additional Issuances, page 10

13.	We note your revisions now distinguish between “general fundraising purposes” and the financing of “extraordinary expenditures, as determined by [y]our Board.” Please revise to clarify the type of “extraordinary expenditures” which would allow you to issue the Tokens you propose to hold on reserve. Additionally, to the extent that your Board retains ultimate discretion in selling these tokens, please explain why you distinguish between general fundraising and such expenditures, and how you determined to reserve between 35 million and 100 million INX Tokens.

Response: In response to the Staff’s comment, we have revised our disclosure on page 13 of the “The Offering - Tokens Reserved for Additional Issuances” section, and made additional conforming revisions throughout the Registration Statement, to clarify that INX Tokens held in reserve may be issued to fund acquisitions, address regulatory requirements or fund the operations of the Company if the Board of Directors determines that the Company’s net cash balances are sufficient to fund less than six months of the Company’s operations. We intend to restrict issuances of the reserved INX Tokens to such extraordinary situations to limit dilution to INX Token holders. The minimum and maximum of the reserve, 35 million and 100 million INX Tokens, respectively, was arbitrarily determined.

Risk Factors

Risks Related to Blockchain Assets

The application of distributed ledger technology is novel and untested and may contain inherent flaws or limitations, page 13

14.	We note your response to comment 19 that if you “discover errors or unexpected functionalities in the smart contract after it has been deployed, we will make a determination of whether the INX Token smart contract is defective and whether its use should be discontinued.” Please disclose such information here and address the material consequences to token holders in the event that you determine the smart contract is defective and its use should be discontinued. For example, clarify how trading in the INX Tokens may be impacted, and whether and how the Tokens might be exchanged for newly deployed tokens, as well as any other material consequences. Please make corresponding revisions in your Description of INX Tokens as appropriate, for example on page 93 when discussing the contractual rights outlined in each Token Purchase Agreement.

Response: In response to the Staff’s comment, we have revised our disclosure on page 16 of the “Risk Factors” section to add the following underlined statement to the risk factor addressing the potential flaws in blockchain technology:

The application of distributed ledger technology is novel and untested and may contain inherent flaws or limitations.

Blockchain is an emerging technology that offers new capabilities which are not fully proven in use. There are limited examples of the application of distributed ledger technology. In most cases, software used by blockchain asset issuing entities will be in an early development stage and still unproven. As with other novel software products, the computer code underpinning the INX Tokens and Ethereum blockchain may contain errors, or function in unexpected ways. Insufficient testing of smart contract code, as well as the use of external code libraries, may cause the software to break or function incorrectly. Any error or unexpected functionality may cause a decline in value of the INX Token and result in substantial losses to purchasers of INX Tokens.

If we discover errors or unexpected functionalities in the INX Token smart contract after it has been deployed, we may make a determination that the INX Token smart contract is defective and that its use should be discontinued. Although we intend to replace the INX Token and the INX Token smart contract with a new token using a new smart contract, we may be required to take certain measures, such as a lock-up of all INX Tokens and a halt in transfers, that may disrupt trading in the INX Tokens. Such a determination and our subsequent deployment of a new smart contract and replacement token could have a material effect on the value of any investment in the INX Token or our business.

In addition, we have revised our disclosure on page 96 of the “Description of INX Tokens – Technical Features of the INX Token” section of the Registration Statement to add similar disclosure.

We have further revised the INX Token Purchase Agreement to permit the Company to unilaterally make a determination that the INX Token smart contract is defective and to deploy a new smart contract and new blockchain asset to replace the INX Token. Replacement tokens replace the INX Token as representing the contractual rights of Exhibit B to the INX Token Purchase Agreement and holders of the replacement token will continue to have the rights set forth in, and will continue to be bound by, the INX Token Purchase Agreement.

The prices of blockchain assets are extremely volatile…, page 14

15.	Please revise to address the degree of artificial trading of blockchain assets and the material impacts on blockchain assets generally (e.g., demand, price, and volatility) as well as on your proposed operations.

Response: In response to the Staff’s comment, we have revised our disclosure on page 17 of the “Risk Factors – The prices of blockchain assets are extremely volatile. Fluctuations in the price of bitcoin, ether and/or other blockchain assets could materially and adversely affect the Company” to add the following underlined statement:

In addition, some blockchain industry participants have reported that a significant percentage of blockchain asset trading activity is artificial or non-economic in nature and may represent attempts to manipulate the price of certain blockchain assets. For example, in a report published by Bitwise Asset Management, Bitwise claimed that 95% of bitcoin trading activity appearing on 81 blockchain asset trading platforms is fake. Bitwise’s report further stated that trading platforms and blockchain asset developers are incentivized to artificially inflate trading volumes so that their platform or asset rises in league tables and gains prominence in the industry. As a result, trading platforms or blockchain assets may seek to inflate demand for a specific blockchain assets, or blockchain assets generally, which could increase the volatility of that asset or blockchain asset trading prices generally.

Risks Related to Our Company’s Operations

We may not receive regulatory approval in the various jurisdictions in which we plan to operate our business, page 17

16.	We note that you have deleted the disclosure we requested in our letter dated September 21, 2018 regarding your compliance with federal securities rules and regulations regarding securities underlying swaps or futures, as well as disclosure that you would register with the CFTC as a designated contract market or swat execution facility. As you continue to disclose in your “Overview” section and elsewhere in the prospectus that you plan to establish a platform for the trading of derivatives such as futures, options and swaps, please revise to include the deleted disclosure as it appears material to your proposed business operations (i.e., “developing a regulated solution for trading blockchain assets”).

Response: In response to the Staff’s comment, we have revised our disclosure on page 2 of the “Prospectus Summary – Overview” and elsewhere in the Registration Statement to indicate that while the Company intends to establish a platform for the trading of derivatives, including futures, options, swaps and shorts, in the future, the Company has not taken any steps to do so, which steps would include technological developments and regulatory approvals, and that accordingly there is no assurance that such trading platform will be established.

Risks Related to an Investment in Our Tokens

The INX Token Purchase Agreement includes…, page 31

17.	We note your revisions and response to comment 14. Please further revise your registration statement to:

●	Disclose that the jury trial waiver is intended to apply to claims under the federal securities laws;

●	Address questions as to the enforceability of the waiver of jury trial provisions under federal and state law; and

●	Clarify that you intend these provisions in the INX Token Purchase Agreement to apply to purchasers of INX Tokens in secondary transactions, even though such purchasers will not be parties to an INX Token Purchase Agreement.

Please also include the disclosures regarding the jury trial waiver and exclusive venue provisions in the Section entitled “INX Token Purchase Agreement; Enforcement of INX Token Holders’ Rights” on page 93. In this regard we note you state that the description on page 93 summarizes the material terms of the agreement and rights of Token holders.

Response: In response to the Staff’s comment, we have revised the terms of the INX Token Purchase Agreement and our disclosure throughout the Registration Statement to remove the waiver of jury trial. We intend that the exclusive venue provision of the INX Token Purchase Agreement will apply to purchasers of INX Tokens in secondary transactions. We have revised our disclosure on page 102 of the “INX Token Purchase Agreement; Enforcement of INX Token Holders’ Rights” to include a description of the exclusive venue provisions of the INX Token Purchase Agreement.

Business, page 45

18.	Please revise disclosures throughout this section and throughout your prospectus that could confuse investors about the extent to which your business involves blockchain technology. For example, in the risk factor entitled “Each blockchain network, including the Ethereum network, . . .” on page 14 you state that your solution for trading blockchain assets “relies on blockchain networks,” on page 45, you refer to the “INX decentralized blockchain ecosystem,” and on page 48, you state that you are developing “a new blockchain based marketplace.”

Response: In response to the Staff’s comment, we have revised our disclosure on page 17 of the “Risk Factors” section, page 51 of the “Business – Overview” section, page 55 of the “Our Proposal: INX Trading Solutions, a Single Regulated Ecosystem for Trading Blockchain Assets” section and elsewhere in the Registration Statement to distinguish between the features of our trading platforms and the features of blockchain and distributed ledger technology that relate to the INX Tokens and transfers of INX Tokens between wallets.

19.	You discuss the fact that holders of INX Tokens may use Tokens to pay transactions fees on the INX Securities trading platform, and will receive a discount to other forms of payment. Please clarify whether they may also use INX Tokens to pay any transaction fees or otherwise interact with the INX Crypto trading platform, and if so, whether they would be entitled to a similar discount.

Response: In response to the Staff’s comment, we have revised our disclosure on page 101 of the “Description of INX Tokens – Uses of the INX Token on the INX Trading Platforms” section, and made additional conforming revisions throughout the Registration Statement, to clarify that the rights associated with the INX Tokens do not include a right to use INX Tokens as payment for transaction fees on the INX Digital trading platform. INX Tokens may not be used as payment for transaction fees on the INX Digital trading platform, but may entitle their holders to a promotional discount on transaction fees on the INX Digital trading platform. We have revised the disclosure throughout the Registration Statement to reflect this.

Our Proposal: INX Trading Solutions, a Single Regulated Ecosystem for Trading Blockchain Assets

Transaction Fee Transparency, page 49

20.	We note your response to comment 16 in which you state that you will accept payment for transaction fees in the currency or cryptocurrency used as payment in such transactions, or in Tokens. Please disclose how the transaction fees will be denominated (i.e., what currency or cryptocurrency will be used) and communicated to users on the platform. Clarify whether there would be circumstances in which it would be necessary to convert the amount of the currency or cryptocurrency in which the fee is denominated into the currency or cryptocurrency being used as payment. If so, explain how and when this conversion would take place, including how you will determine the “then applicable exchange rate” for the conversion between the initial price of the volume-based transaction fee and the currency or cryptocurrency used as payment for such transaction fee.

Response: In response to the Staff’s comment, we have revised our disclosure on page 55 of the “Business – Our Proposal: INX Trading Solutions, a Single Regulated Ecosystem for Trading Blockchain Assets” section, and made additional conforming revisions throughout the Registration Statement, to clarify that (1) transaction fees are set as a percentage of the trade price and will be communicated as such to users of our platforms; (2) the transaction fees must be paid, (a) with regard to the INX Digital trading platform, in the currency or cryptocurrency that is used as payment for the purchase or sale associated with the transaction fee, and (b) with regard to the INX Securities trading platform, in the currency that is used as payment for the purchase or sale associated with the transaction fee or INX Tokens; (3) prior to executing a trade on one of our trading platforms, the platform user will receive a notice regarding the applicable fee, presented both as a percentage of the trade price and in the applicable denomination (provided as an estimate that is subject to the final trade price); and (4) after the trade is executed, the user will receive a confirmation that includes the transaction fee applied to the trade.

On the INX Digital trading platform, transaction fees must be paid in the currency or cryptocurrency used as payment in such transactions. For example, a user that places a bid order for BTC on the INX Digital trading platform and pays for the purchase in U.S. dollars must pay the transaction fee in U.S. dollars. Similarly, a user that places a bid order for ETH on the INX Digital trading platform and pays for the purchase in BTC must pay the transaction fee in BTC.

On the INX Securities trading platform, transaction fees must be paid in the currency used as payment in such transactions or in INX Tokens. When used as payment for transaction fees, INX Tokens will be given the value that is determined by the execution price used for the most recent trade of the INX Token on the INX Securities trading platform. If a market for INX Tokens does not develop and there is no trading volume in INX Tokens on the INX Securities trading platform on which to base a last price, then we will use the initial offering price in this offering to determine the value of INX Tokens to be used as payment of transaction fees until such time as a market develops.

Other than payment of transaction fees using INX Tokens, we do not currently envision any circumstance in which it would be necessary to convert the amount of the currency or cryptocurrency in which a transaction fee is denominated into the currency or cryptocurrency being used as payment for that transaction fee.

Phases of Development, page 50

21.	Please revise to elaborate on the steps that are necessary for you to engage a custodian for the INX Securities trading platform, describing what level of security and custodial protections you will provide to token holders and addressing how or if these differ from the services provided by a traditional custodian (e.g., the settlement, safekeeping and reporting of customers’ assets).

Response: Please see our response to comment #10. As the securities token trading market matures, we expect that traditional securities clearing firms serving as custodians meeting the requirements of Rule 15c3-3 will enter the security token space. We expect that these market participants will provide security, custodial protections and services similar to what is offered for traditional securities. As mentioned above, we have yet to identify such a party.

22.	We note new disclosure suggesting that your current plans no longer include the development of your platform for derivative products. In this regard, you state on page 50 that you expect to review your options regarding “Phase 3” development in 2021, and you have removed disclosure from your risk factor entitled “We may not receive regulatory approval . . .” stating that you planned to incorporate a subsidiary to register with the CFTC as a designated contract market or swap execution facility. However, you also include disclosure in the “Business” section on page 45 that you plan to establish a platform for the trading of derivatives, and under “Regulation of our Trading Solution” on page 61 that you may seek to develop futures and other derivative products that would require registration with the CFTC. If true, please revise disclosure on pages 45, 50, 61 and elsewhere as necessary to clarify that you are not currently developing a platform for derivatives trading and that you may determine not to do so in 2021 or at a later date.

Response: As stated in our response to your Comment #16, we have revised our disclosure in the Registration Statement to indicate that while the Company intends to establish a platform for the trading of derivatives, including futures, options, swaps and shorts, in the future, the Company has not taken any steps to do so, which steps would include technological developments and regulatory approvals, and that accordingly there is no assurance that such trading platform will be established.

Our Growth Strategies, page 50

23.	If you maintain the chart on page 51 comparing features of other platforms with the INX platforms, ensure that you place it in proper context. For example, since none of these features are currently available from INX, as initial trading on the first INX platform is not expected to begin until at least January 2020, it is unclear why the summary of features currently available from other platforms is a useful comparison to what INX intends to do in the future. Further, as noted elsewhere in our letter, it appears that you are not currently developing a platform for derivatives trading at this time, so it is unclear why you include futures and options as features of the INX platforms in this chart.

Response: In response to the Staff’s comment, we have revised our disclosure on page 59 of the “Business – Our Growth Strategies” section to remove the chart comparing features of other platforms with the INX platforms.

24.	If you maintain the chart on page 51, reconcile your list of the top blockchain asset trading platforms shown under “Competition” on page 52 with the platforms shown in the chart. Also ensure that the features and products that each platform currently offers and/or the number of coins tradable is correct, as the information may have changed since your initial submission.

Response: As stated in our response to your Comment #23, we have revised our disclosure on page 59 of the “Business – Our Growth Strategies” section to remove the chart comparing features of other platforms with the INX platforms.

Certain Relationships and Related Party Transactions

Relationships and Transactions with Directors and Executive Officers

Mr. James Crossley

Transactions Involving the Company’s Securities, page 77

25.	We note your revised disclosure here and on pages 58 and 82. Please revise to clarify whether Mr. Crossley remains entitled to purchase 10,000 INX Tokens per month at the price of $0.01 per Token pursuant to the March 8, 2018 Services Agreement with Bentley Limited, or if he has already purchased the maximum number of INX Tokens such that he is only entitled to purchase additional INX Tokens pursuant to the January 7, 2019 agreement. Please further revise to clarify whether this January 7, 2019 agreement which is “subject to the approval of the shareholders of the Company” was approved or rejected by such shareholders, or whether shareholder approval is required for the exercise of each option to purchase 7,500 INX Tokens per month. Finally, please revise your Exhibit Index to include the January 7, 2019 agreement.

Response: In response to the Staff’s comment, we have revised our disclosure on page 66 of the “Business – Material Agreements” section, and made additional conforming revisions throughout the Registration Statement, to clarify that Mr. Crossley exercised options to purchase 100,000 INX Tokens at the price of $0.01 per INX Token pursuant to the March 8, 2018 Services Agreement with Bentley Limited. This is equates to the maximum number of INX Tokens that he was entitled to purchase under that agreement. He is now entitled to purchase additional INX Tokens pursuant to the January 7, 2019 agreement.

The shareholders of the Company have not convened since the agreement was entered into and therefore the agreement has not been approved by the shareholders. After the January 7, 2019 agreement is approved by the shareholders of the Company, shareholder approval will not be further required for the exercise of each option to purchase 7,500 INX Tokens per month. We have further revised the Exhibit Index to the Registration Statement to include the January 7, 2019 agreement

Description of Our Memorandum and Articles of Association

Dividend and Liquidation Rights, page 83

26.	We note your disclosure that dividends must be declared by the Board of Directors and the amount of dividend may not be paid otherwise than out of “distributable reserves.” Please respond to the following:

●	Revise your disclosure to clarify if there are any restrictions or limitations (whether contractually or legally) related to the declaration and payment of dividends. For example, clarify whether dividends can be declared and paid regardless of the Company’s operational performance.

●	Revise your disclosure to clearly define “distributable reserves,” as disclosed on page 83. In addition, clarify whether the cash proceeds from this offering are contractually and/or legally excluded from “distributable reserves.”

Response: In response to the Staff’s comment, we have revised our disclosure on page 91 of the “Description of Our Memorandum and Articles of Association – Dividend and Liquidation Rights” section to add the following underlined statement:

Under the Companies Act and the Company’s Articles of Association, the Company may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Dividend distributions are recommended by the Board and approved by an ordinary resolution of the shareholders of a Company. The amount of such dividend may not exceed the amount recommended by the directors. Dividends may not be paid otherwise than out of the Company’s distributable reserves. The Companies Act contains a definition of “distributable profits” (applicable only to certain sections of the Companies Act) which states that distributable profits shall consist of “those profits out of which the company could lawfully make a distribution.” A company cannot lawfully make a distribution out of share capital, and therefore any amount allocated to share capital cannot be included within the definition of “distributable profits and reserves.” Based on guidance in the form of pre-1980 case law from England and Wales, which cases have been incorporated into the common law of Gibraltar, distributable profits and reserves of a company would generally be limited to income and profits arising from the business of the company. The cash proceeds raised by the Company from a capital raise, such as this offering, would generally not be considered distributable profits from which the Company may pay its dividends.

Description of INX Tokens, page 87

27.	Please revise disclosures in this section to explain the distinction between the INX Token distributed ledger and the Registry. We note that both identify record holders, but not beneficial holders of Tokens.

Response: In response to the Staff’s comment, we have revised our disclosure on page 95 of the “Description of INX Tokens – Definitions” section, and made additional conforming revisions throughout the Registration Statement, to clarify that the INX Registry is composed of (1) the name and pointer (Reference ID) for KYC data associated with each digital wallet; and (2) the INX Token Distributed Ledger. The information that is included in the INX Token Distributed Ledger is therefore incorporated into the INX Registry.

The name and pointer (Reference ID) for KYC data associated with each digital wallet owned by individuals and entities that have satisfied the KYC/AML compliance procedures are recorded on the Ethereum blockchain in an encrypted format in the Whitelist Database. This information recorded on the Whitelist Database is not readable by the general public. The INX Registry includes this information in a decrypted format.

As stated on page 95 of the “Description of INX Tokens – Definitions” section, the public wallet addresses of all Ethereum wallets that hold INX Tokens and the balance of INX Tokens in each wallet address are recorded on the Ethereum blockchain in the ledger of ownership of INX Tokens that we call the “INX Token Distributed Ledger.” Information from the INX Token Distributed Ledger can be viewed publicly using an Ethereum network block explorer.

The INX Registry is therefore composed of information that is drawn from the Whitelist Database and the INX Token Distributed Ledger.

Please also clarify:

●	The purpose of the Registry, given that ownership and transfers of tokens are recorded in the INX Token distributed ledger.

Response: The INX Token Distributed Ledger records transfers and holdings per wallet address. The INX Registry however, is an internal list of the identities of each record holder, the digital wallets addresses they own and the amount of INX Tokens held by each record holder. Thus, the purpose of the INX Registry is to maintain a list of INX Token holders by identity, updated on an ongoing basis. For example, the Company refers to the INX Registry when it makes a pro rata distribution of the Adjusted Operating Cash Flow to holders of INX Tokens.

●	How the Registry is updated; for example, whether by smart contract or by another party’s manual update.

Response: The two elements that are the basis for the INX Registry, the INX Token Distributed Ledger and the Whitelist Database, are both updated by smart contract. Then, the most updated INX Registry is obtained by manually downloading and decrypting the names, pointer (Reference ID) for KYC data and associated digital wallet addresses from the Whitelist Database and combining that information with the digital wallet addresses and the balance of INX Tokens in each wallet address that is recorded on the INX Token Distributed Ledger.

●	Where the distributed ledger should appear in the flow chart diagram that depicts the peer-to-peer transfer of Tokens on page 88. We note that the Registry is depicted in this flow chart, but not the distributed ledger.

Response: We have revised the flow chart diagram that depicts the peer-to-peer transfer of INX Tokens to include the update to the INX Token Distributed Ledger prior to the update to the INX Registry.

●	In the diagram of the Registry architecture on page 90, whether the personal information is collected and maintained via the smart contract or otherwise, whether this information is maintained for beneficial holders on the trading platform as well as record holders, and what “account” refers to.

Name and pointer (Reference ID) for KYC data associated with a digital wallet is collected during the KYC/AML screening process. It is then recorded and maintained via the smart contract in its encrypted form in the Whitelist Database. The information relates to record holders, and therefore this information may not reflect the identities of beneficial holders. We have revised the diagram of the Registry architecture on page 99 of the “Description of INX Tokens – Holding and Transferring INX Tokens” section to replace the term “account” with the term “record holder.”

Technical Features of the INX Token, page 87

28.	Please ensure that you discuss all of the material features of the INX Token smart contract in this section. For example, we note that your current disclosure does not include or reference a discussion of the fact that the smart contract governs the transferability of the INX Tokens only from one whitelisted wallet to another whitelisted wallet. In addition, given that the INX Tokens were created according to the ERC20 standard, please briefly describe those material standards that are applicable to the INX Token.

Response: In response to the Staff’s comment, we have revised our disclosure on page 95 of the “Description of INX Tokens - Technical Features of the INX Token” section to include a discussion of all material features of the INX Token smart contract, including an explanation of the technical features of the Whitelist Database, the “lock up” feature and the ERC20 standards that are applicable to the INX Token.

We have further updated the written summary of the smart contract. We will include this updated written summary as an exhibit to the Registration Statement.

29.	We note your disclosure on page 88 that you plan to engage a third party to audit the Token prior to commencing the offering. Please revise as necessary to update the status and findings of the audit.

Response: In response to the Staff’s comment, we have updated our disclosure on page 96 of the “Description of INX Tokens - Technical Features of the INX Token” section to include a statement that we have engaged Hosho, a blockchain security firm, to perform an audit of the INX Token smart contract code. The audit is intended to produce an assessment of the logic and implementation of the INX Token smart contract, including a review of its adherence to existing ERC-20 token standards, the consistency between its code comments and its logic and behavior, and its incorporation of industry best practices. We expect to make the results of the audit public once it is complete, prior to the commencement of the offering.

Holding and Transferring INX Tokens, page 89

30.	We note your revisions and response to comment 6. However you do not appear to have provided context for the information being presented graphically. Please revise to include an explanatory narrative to explain the material features of the “INX Registry,” and differentiate between the information viewable only by you or relevant authorities, and that which is viewable by the general public and or other token holders.

Response: In response to the Staff’s comment, we have revised our disclosure on page 98 of the “Description of INX Tokens – Holding and Transferring INX Tokens” section to include the information provided in our response to your Comment #27. We have also included an explanatory narrative that differentiates between the information viewable only by us or relevant authorities, and that which is viewable by the general public.

Participation Right in Adjusted Operating Cash Flow

Calculation of Participation Right in Adjusted Operating Cash Flow, page 91

31.	Your graphical presentation on page 91 is inconsistent with your narrative disclosure. The calculation of adjusted operating cash flow shown in the graphic subtracts prior distributions rather than the amount of cash flows that have formed the basis of a prior distribution. Please reconcile. Also, clarify whether Tokens that have been deposited with one of your custodians or with INX Services, as the case may be, for trading, fee payments or collateral will be included in the number of outstanding tokens. The graphic indicates that all Tokens held in the company’s wallet, including Services or any other subsidiary, will be subtracted from Tokens outstanding. This may suggest that holders with Tokens deposited with the custodian or INX Services for trades, collateral or fees will not participate in any adjusted operating cash flow distribution. Lastly, disclose how you will inform Token holders of the amount of the adjustments you make to cash flow from operations, as disclosed in your audited financial statements, with respect to each distribution so that they can verify the amount of the distribution that they are entitled to receive.

Response: In response to the Staff’s comment, we have revised our disclosure on page 100 of the “Description of INX Tokens – Participation Right in Adjusted Operating Cash Flow” section to correct the graphical presentation to indicate that the calculation of adjusted operating cash flow requires the subtraction of cash flows that have formed the basis of prior distributions.

We have also revised our disclosure to clarify that INX Tokens that have been deposited with one of our custodians on behalf of a user of our INX Securities trading platform will be eligible to receive the pro rata distribution and are counted as outstanding for purposes of that distribution. Further, if a user of our INX Securities trading platform uses an INX Token for the payment of transaction fees to INX Services, our custodian will transfer such INX Token from the digital wallet used for customer assets to a separate digital wallet designated for INX Services. INX Tokens that are in INX Services’ digital wallet will not be eligible to participate in the pro rata distribution and will not be considered outstanding for purposes of the distribution.

Rights of INX Token Holders upon a Failure or a Change of Control, page 92

32.	We note your disclosure that each INX Token will be automatically exchangeable for its pro rata portion of the Cash Fund if the events described in this section occur. Please clarify whether the exchange is at the election of the Token holder or INX, or is mandatory upon the occurrence of these events. Explain how you will notify Token holders in the event that these events occur.

Response: In response to the Staff’s comment, we have revised our disclosure on page 101 of the “Description of INX Tokens – Rights of INX Token Holders Upon a Failure or a Change of Control” section to clarify that, upon the occurrence of the events described in this section, each holder of INX Tokens may, at its own election (within 30 days of having received notice of any such occurrence), exchange the INX Tokens held by such holder for its pro rata portion of the Cash Fund. If such an event were to occur, we would attempt to contact each INX Token holder through any contact information that we have available. Unless an INX Token holder indicates otherwise, we intend to pay the proceeds from the Cash Fund to each INX Token holder in the same manner that we pay the annual distribution.

33.	Please disclose what rights, if any, Token holders will have either to the Cash Fund or any other consideration if the company sells substantially all of its assets to a related party.

Response: In response to the Staff’s comment, we have revised the terms of the INX Token Purchase Agreement and our disclosure on page 101 of the “Description of INX Tokens – Rights of INX Token Holders Upon a Failure or a Change of Control” section to remove the requirement that a Change of Control Event include an Independent Third Party. Therefore, the sale of substantially all of its assets to a related party would be considered a Change of Control and will trigger the right to exchange the INX Token for a pro rata portion of the Cash Fund.

Tokens Eligible for Future Sale

Future Issuances and Resales, page 94

34.	We note your response to comment 30 that INX Tokens should be considered an equivalent interest to common stock for purposes of satisfying the transaction requirement on Form F-3. However, we also note your revised Form of INX Token Purchase Agreement which states, in relevant part, “An INX Token holder will possess none of the rights that a holder of capital stock would be entitled to as holder of common shares of the Company or other capital stock of the Company.” Please revise your registration statement to address the uncertainty of whether tokens may be registered on Form F-3.

Response: In response to the Staff’s comment, we have revised our disclosure on page 103 of the “Tokens Eligible for Future Sale – Future Issuances and Resales” section and elsewhere to clarify that there is uncertainty as to whether the Company or the INX Tokens may qualify for use of Form F-3.

Plan of Distribution

Onboarding and Requests to Purchase INX Tokens

Submitting a Purchase Request, page 98

35.	Please expand to discuss in more detail the steps that a purchaser must take to open an Ethereum wallet to receive the INX Tokens. For example, clarify the type of compatible wallet(s) that a purchaser may open and the process by which a purchaser opens one.

Response: In response to the Staff’s comment, we have revised our disclosure on page 107 of the “Plan of Distribution” section to add the following underlined statement detailing the requirements for opening a digital wallet to receive the INX Tokens:

Creating an Ethereum Digital Wallet Address

To participate in the offering and receive INX Tokens, a potential investor must open a wallet on an Ethereum wallet website or wallet app. Generally, to open a wallet the potential investor will be required to create a strong password and record a 12 or 24-word passphrase, which is sometimes referred to the “recovery phrase.”

Not all digital wallets support ERC20 blockchain assets, such as the INX Token, and certain digital wallets may not be compatible with the Ethereum blockchain related token smart contracts. Digital wallets supporting ERC20 blockchain assets follow a list of standards so that ERC20 tokens can be successfully transferred among compatible wallets. Therefore, the potential investor must confirm that the address provided is associated with a digital wallet that is compatible with and supports ERC20 blockchain assets.

The potential investor will be prompted to agree that they have a sufficient understanding of blockchain or cryptographic tokens and other digital assets, smart contracts, storage mechanisms (such as digital wallets), blockchain-based software systems and blockchain technology, to be able to evaluate the risks and merits of purchasing the INX Tokens using a digital wallet.

A POTENTIAL INVESTOR MAY NOT PARTICIPATE IN THE OFFERING BY PROVIDING AN ETHEREUM WALLET ADDRESS FROM ANY CRYPTOCURRENCY TRADING PLATFORM. Incompatible wallet addresses include wallets operated by Coinbase, Exodus, Bitrexx, Jaxx, Poloniex, Kraken, Bitfinex, Cex.io, and Bitstamp, as well as any Bitcoin or Ethereum exchange. Compatible ERC20-compliant wallets may currently be generated at websites operated by MetaMask and MyEtherWallet.

A POTENTIAL INVESTOR MUST HAVE SOLE CONTROL OVER THE ERC20 COMPATIBLE ETHEREUM WALLET PROVIDED FOR THE OFFERING. FAILURE TO PROVIDE A COMPATIBLE WALLET MAY RESULT IN A LOSS OF A POTENTIAL INVESTOR’S FUNDS.

The potential investor submitting an ERC20 compatible wallet will be prompted to agree and represent that they have sole control over the private keys to such wallet. Further, except as expressly permitted by the Company, each potential investor (and each subsequent assignee of INX Tokens) is prohibited from transferring rights or access to an Ethereum wallet once that wallet has been added to the Whitelist Database.

Acceptance of a Purchase Request and Closing

. . .

Rejection of a Purchase Request, page 98

36.	We note that if a purchaser fails to “timely execute” the populated INX Token Purchase Agreement, it will expire. Please clarify the amount of time a purchaser has to execute the agreement prior to expiration.

Response: In response to the Staff’s comment, we have revised our disclosure on page 108 of the “Plan of Distribution – Onboarding and Requests to Purchase INX Tokens” section to state that a purchaser will be granted one hour to execute the purchase agreement prior to its expiration. In addition, all unexecuted purchase agreements will expire automatically at 12:00 a.m. (GMT) each day when a new BTC/USD and ETH/USD exchange rate is determined. Purchasers will be able to download and review a form purchase agreement, which will differ only in the number of tokens to be purchased and the aggregate purchase price.

Minimum Offering Requirement, Initial Closing and Subsequent Closings, page 99

37.	Please include a description of the material terms of the escrow agreement, identify the party that will act as the Escrow Agent, and file the escrow agreement, as requested in comment 8.

Response: In response to the Staff’s comment, we have revised our disclosure on page 109 of the “Plan of Distribution – Minimum Offering Requirement, Initial Closing and Subsequent Closings” section to include a description of the material terms of the escrow agreement and to identify the party that will act as the Escrow Agent. We will file the escrow agreement after it is executed.

Payment in BTC or ETH, page 100

38.	We note your revisions in response to comment 37. Please disclose whether you may consider the reasonably available execution price of any conversion of BTC or ETH to USD, as compared to the applicable exchange rate for each subscription, in deciding whether or when to accept or reject a subscription. If so, please also disclose the material impact on investors that choose to submit payment in either BTC or ETH.

Response: We do not intend that our decision to accept or reject a subscription will be based on the conversion ratio of bitcoin or ether to U.S. dollars on any given date. We have structured the terms of the offering to minimize the effect of changes to the BTC/USD and ETH/USD exchange rates on the proceeds that we receive from the offering. First, in order to avoid prolonged periods between the time at which the purchase price in bitcoin or ether is set (a purchase agreement is executed) and the purchase is finalized (the purchase price is paid and the INX Token is issued), payment for INX Tokens in bitcoin or ether will only become available after the proceeds from this offering exceed the Company’s minimum offering requirement of $5,000,000. Therefore, bitcoin and ether will not be held in an escrow account for an extended period of time. Second, once payment in bitcoin and ether become available, we plan to either accept or reject purchase orders on a rolling basis within 24 hours of receiving an executed purchase agreement with payment. Finally, the Company does not intend to hold bitcoin or ether as ongoing investments and the Company intends to sell promptly any bitcoin or ether received as payment. Therefore, we do not anticipate that choosing to pay in bitcoin or ether will have a material adverse impact on participants in our offering or the Company.

Notes to the Financial Statements

Note 3: Token Liability, page F-13

39.	We read your response to comment 41. As it relates to your token liability, it is not clear why you believe a 20%/80% allocation valuation methodology between INX tokens and INX shares is consistent with the guidance in IFRS 13. Specifically, we are unclear how your methodology incorporates a market participant’s (emphasis added) consideration of the differences in the legal rights to the net assets of the company between the common shares and token holders, including dividend and liquidation rights noted above. Provide us with a qualitative and quantitative discussion of the impact those differences had on your valuation technique. If this was not a consideration, explain your basis for excluding such assumptions and how your methodology is consistent with IFRS 13.

Response: Pursuant to IFRS 13, the valuation methodology used to determine the relative value between the INX Tokens and the Ordinary shares considered assumptions regarding how a market participant would evaluate the differences in the legal rights between the tokens and the shares. Although IFRS 13 requires that such considerations be incorporated into a valuation methodology, it does not provide clear guidance as to how market participants would view legal differences or the weight that these considerations should have in determining fair value. Therefore, we were required to make assumptions regarding the relative importance of certain legal rights associated with the INX Tokens and the Ordinary shares, as these rights would be viewed by a market participant.

In response to the Staff’s comment, we provide the following comparative summary of the qualitative legal rights of the Ordinary shareholders and of the INX Token holders in respect of distributions and liquidation. We then explain our assumptions regarding a market participant’s consideration of these differences. In addition, we provide a quantitative analysis of the potential economic outcomes that may occur as a result of an investment in the Company’s ordinary shares and the INX Token. We describe how these scenarios, which rely on our assumptions, illustrate how we arrived at the valuations of the Ordinary shares and INX Tokens and the token liability recorded in 2017 and 2018.

As a general comment, we note that our use of this valuation methodology for valuing the INX Tokens is intended to be temporary. If a public market develops for the INX Tokens, the INX Tokens will be measured at fair value based on a quoted market price. However, given that there is currently no market for the trading of the INX Tokens, we are limited to determining fair value of the INX Tokens using these methodologies.

(a) Rights to Dividend Distributions –

Shareholders:

Under the Gibraltar Companies Act 2014 (the “Act”) and the Company’s Articles of Association, the Company may declare a dividend to be paid to the holders of Ordinary shares in proportion to their respective shareholdings. Dividend distributions are recommended by the Board of Directors of the Company and approved by an ordinary resolution of the shareholders of the Company. The amount of such dividend may not exceed the amount recommended by the directors. Dividends may not be paid otherwise than out of the Company’s distributable profits and reserves. The Act contains a definition of “distributable profits” (applicable only to certain sections of the Act) which states that distributable profits shall consist of “those profits out of which the company could lawfully make a distribution.” A company cannot lawfully make a distribution out of share capital, and therefore any amount allocated to share capital cannot be included within the definition of “distributable profits and reserves.” Based on guidance in the form of pre-1980 case law from England and Wales, which cases have been incorporated into the common law of Gibraltar, distributable profits and reserves of a company would generally be limited to income and profits arising from the business of the company.

We note that in 2019 the INX Token Purchase Agreement was modified to prohibit distributions not made from Distributable Profit. The INX Token Purchase Agreement defines “Distributable Profit” as income and profits arising from the operations of the company; provided, however, that it may not include either (i) the proceeds of an Initial Sale (as that term is defined in Exhibit B hereof) or (ii) any profits or losses arising from the fair value adjustment of INX Token and derivative liabilities. These modifications are not relevant to the valuations performed for the fiscal periods ending December 31, 2018 and December 31, 2017 as described herein.

INX Token holders:

Each INX Token shall entitle its holder to receive a pro rata portion of an aggregate amount that equals 20% of the Company’s annual “Adjusted Operating Cash Flow”, as defined in the Registration Statement.

We note that in 2019 the INX Token Purchase Agreement was modified to increase, from 20% to 40%, the portion of the Company’s annual “Adjusted Operating Cash Flow” that is distributed to the INX Token holders.

(b) Rights upon Liquidation -

Shareholders:

In the event of the liquidation of the Company, after satisfaction of liabilities to creditors, the assets of the Company will be distributed to the holders of Ordinary shares in proportion to their shareholdings.

INX Token holders:

A breach of the INX Token Purchase Agreement will occur if (x) the Company fails to develop and operate a trading platform that permits the trading of bitcoin, ether and fiat currencies on the over the counter trading market by December 31, 2021 or permanently discontinues all the activities of the INX Trading platform and there is no successor trading platform having substantially similar or superior trading features that utilizes INX Tokens, (y) followed by an Insolvency Event (as defined in the Token Purchase Agreement), which breach could create a claim in favor of INX Token holders. The amount of a Token holder’s claim in such a scenario will likely be based on the damages sustained by the Token holder as a result of the Company’s breach of the Token Purchase Agreement, similar to how the value for any other breach of contract claim is typically determined under applicable law. Ultimately, the claim amount will be determined by the liquidator, a court of competent jurisdiction overseeing the liquidation, or some other authority pursuant to applicable insolvency law.

Additionally, the Company has caused current Ordinary shareholders who hold approximately 78% of its issued share capital, and shall cause its future shareholders, to enter an agreement, pursuant to which such shareholders (i) irrevocably subordinate their rights to receive any distributions and payments from the Company prior to the payment in full by the Company of all distributions owed to INX Token holders, and (ii) irrevocably waive and subordinate their rights, in the event of an Insolvency Event, to any cash held in the Cash Reserve Fund.

Note - The rights of the INX Token holders as described above are the liquidation rights that were in effect as of December 31, 2018, and served as the basis for the assumptions used in the valuations of INX Tokens in 2018 and 2017, as described below.

We note that in 2019 the INX Token Purchase Agreement was modified to include a right for each holder of INX Token to exchange such INX Token, at the election of the holder, for its pro rata portion (based upon the number of INX Tokens then outstanding) of the Cash Fund, if any of the following (each, a “Triggering Event”) occur: (a) the Company fails to operate a bona fide trading platform that permits the spot trading of Bitcoin and Ethereum by December 31, 2021, or (b) (i) a sale of all or substantially all of the assets of the Company; (ii) any person or entity becomes the beneficial owner, directly or indirectly, of more than 50% of the outstanding voting interests of the Company; or (iii) a merger, consolidation, recapitalization or reorganization of the Company with or into any person or entity pursuant to which the shareholders of the Company immediately prior to such transaction own less than 50% of the outstanding voting interests of the resulting entity or its parent company. These modifications are not relevant to the valuations performed for the fiscal periods ending December 31, 2018 and December 31, 2017 as described herein.

(c) Analysis of the differences in legal rights in respect of Dividends and Distributions:

Based on the legal rights of each security, the Company and its valuation advisers have concluded that the legal differences in respect of the rights to distributions as described above will be viewed by market participants as allocating 20% of the future economic value of the Company to holders of the INX Tokens and allocating 80% of the future economic value of the Company to holders of the Company’s Ordinary shares.

From a legal perspective, the INX Token holders are entitled to an annual distribution of 20% of the adjusted operating cash flows, while the shareholders are entitled only upon the Board’s declaration of a dividend from the distributable profits and reserves of the Company. The Company currently anticipates that it will distribute all of its distributable profits to the holders of its Ordinary shares on an annual basis and therefore the discretionary nature of the dividend to Ordinary shareholders does not have a material impact on the valuation.

We note that, at any given point in time, there may be differences between the Company’s adjusted operating cash flows and the Company’s distributable profits, and this difference may result in distributions to INX Token holders and Ordinary shareholders that are disproportionate to the 20%/80% allocation assumption used in the valuation. However, the Company believes that any differences between distributions based on operating cash flows and distributions based on distributable profits will not be material.

(d) Analysis of the differences in legal rights in respect of Rights upon Liquidation:

The differences in legal rights upon liquidation between the shareholder and INX Token holder discussed above refer to a liquidation that results in a dissolution and wind-up of the ongoing business activities. Although these differences in rights could have an economic impact at that time, our methodology underlying the economic valuation of the Ordinary shares and the INX Tokens assumed that a market participant would base its valuation of the respective securities on the assumption that the company would continue as a “going concern.” Therefore, we assumed that the market participant would not consider the economic effects of a liquidation event. Accordingly, the liquidation rights of the INX Token holders and the holders of our Ordinary shares were considered immaterial to the valuation.

(e) Quantitative analysis of the legal rights of the shareholders and INX Token holders:

As additional clarification, we submit the following examples of scenarios that provide a quantitative analysis of the differences in legal rights in respect of distributions as described above.

For each of the scenarios, the following assumptions apply:

1.	The Company has raised $22 million: $4 million in equity and $18 million from sales of INX Tokens.

2.	The Company incurs expenses (as indicated in the Use of Proceeds section of the Registration Statement) of $22 million for the successful development and operation of the INX trading platform.

3.	The annual distributable profits (i.e., net income ) of the Company for purposes of dividend distributions to shareholders are identical in amount to the annual Adjusted Operating Cash Flows.

4.	The INX Token liability is measured at cost and no adjustments are made for revaluation to fair value. (As described above, in 2019 the INX Token Purchase Agreement was modified to exclude from distributable profits any profits or losses arising from the fair value adjustment of INX Tokens and derivative liabilities).

Scenario 1 – no profits

From the date of initial operation of the trading platform, the Company generates revenues in an amount equal to its expenses. Therefore, there is net income of zero in each of the years following the date of initial operation. Several years after the date of initial operation, it is decided to liquidate the Company. At that time of liquidation, the balance sheet of the Company will appear as follows (in millions of $):

Cash	0
INX Token liability	18
Net assets (liability)	(18)

Equity:
Share capital	4
Accumulated deficit	(22)
Total equity (deficit)	(18)

Since the annual net income is zero in each of the years of operation, no distributions will have been made to INX Token holders or to shareholders. Upon liquidation, there are no net assets available for distribution and therefore neither the INX Token holders nor the shareholders would receive a distribution. Accordingly, in this scenario, the 20%/80% allocation valuation methodology between INX Tokens and ordinary shares is irrelevant.

Scenario 2 – Profits are less than or equal to break-even and decision to liquidate

From the date of initial operation of the trading platform, the Company generates revenues in an amount in excess of its expenses. Therefore, there is net income in each of the years following the date of initial operation. Several years after the date of initial operation when the cumulative amount of net income has reached $15 million, it is decided to liquidate the Company. At that time of liquidation, the balance sheet of the Company will appear as follows (in millions of $):

Cash	15
INX Token liability	18
Net assets (liability)	(3)

Equity:
Share capital	4
Accumulated deficit	(7) (a)
Total equity (deficit)	(3)

(a) Expenses incurred in development of platform -	(22)
Cumulative net income from date of operation -	15
Net	(7)

Although the Company has positive net income in each of the years from the date of operations, there is still an accumulated deficit at the date of liquidation. Therefore, no annual distributions will have been made to holders of INX Token or to shareholders.

As discussed in the Registration Statement, upon liquidation the INX Token holders may have a claim against the Company. However, the remaining cash will be distributed according to the decision of the court-appointed liquidator, and the Company presently has no basis to determine what the distribution ratio will be between the INX Token holders and the shareholders.

If at the date of liquidation, the cumulative net income was exactly equal to the expenses of $22 million incurred in developing the platform (breakeven scenario), the result would be a cash balance of $22 million, INX Token liability of $18 million, net assets of $4 million, share capital of $4 million, and net equity of $4 million. The conclusion as described above would be the same. That is, no annual distributions to holders of INX Token or to shareholders and no basis for the Company to presently determine what the distribution ratio of the $22 million in cash will be between the INX Token holders and the shareholders upon liquidation.

Scenario 3 – Company is profitable on a cumulative basis

The Company generates net income of $11 million in each of the years following the date of initial operation of the trading platform. At the end of year 3, the balance sheet of the Company will appear as follows (in millions of $):

Cash	33
INX Token liability	18
Net assets	15

Equity:
Share capital	4
Retained earnings	11 (a)
Total equity (deficit)	15

a) Expenses incurred in development of platform -	(22)
Cumulative net income from date of operation -	33
Net	11

In respect of year 3, the Company will make distributions as follows (in millions of $):

INX Token holders ($11 x 20%)	2.2
Shareholders ($11 x 80%)	8.8
Total	11.0

Immediately after the distributions, the balance sheet of the Company will appear as follows (in millions of $):

Cash	22
INX Token liability	18
Net assets	4

Equity:
Share capital	4
Retained earnings	-
Total equity	4

Since the Company will continue to generate net income every year thereafter, the 80:20 distribution ratio will be maintained for all subsequent years.

The above quantitative scenarios confirm our conclusion that, on a “going concern” basis (scenario 3), market participants will view the differences in legal rights between INX Tokens and the ordinary shares as allocating 20% of the Company’s future economic value to the INX Token holders and 80% to the shareholders. We believe that scenarios 1 and 2 are liquidation event scenarios that a market participant would not consider and therefore have an immaterial effect on the valuation.

Exhibit Index

Exhibit 4.1 – Form of INX Token Purchase Agreement

40.	We note your revised Form of INX Token Purchase Agreement attached as Exhibit 4.1. Please delete the representations that the Purchaser has “carefully read” or “reviewed” the Prospectus and/or specific sections of the Prospectus. In addition, we note that the agreement requires a purchaser to represent that it understands that the company is subject to “all the risks applicable to early-stage companies, whether or not set forth in [the Prospectus].” Please explain to us in detail why it is appropriate to require investors to acknowledge an understanding of risks applicable to the company that you do not disclose to them or remove this representation from the agreement in all instances where it appears.

Response: In response to the Staff’s comment, we have deleted these representations from the INX Token Purchase Agreement.

41.	We note the representation required in Section 2.6(a) of the Form of INX Token Purchase Agreement regarding an investor’s necessary experience, suitability and ability to bear the risk of an investment in the INX Tokens. Please include similar disclosure in your prospectus, including the Summary section, regarding the necessary experience and suitability of a potential investor in your offering.

Response: In response to the Staff’s comment, we have revised our disclosure throughout the Registration Statement, to include statements that we strongly urge investors not to purchase any INX Tokens if they are not prepared to lose all monies that they spend purchasing INX Tokens. We have further revised the Registration Statement to state that we do not recommend that an investor purchase INX Tokens unless such investor has prior experience with cryptographic tokens, blockchain-based software and distributed ledger technology or unless the investor has received independent professional advice.

42.	Please refer to Section 7.3 of the Form of INX Token Purchase Agreement. Please confirm that this disclaimer does not constitute a waiver of any right under the federal securities laws or advise.

Response: In response to the Staff’s comment, we have revised Section 7.2 of the INX Token Purchase Agreement to add the following underlined statement:

SECTION 7.2 TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE COMPANY, ITS AFFILIATES, AND ITS CONTROLLING PERSONS, SHAREHOLDERS, DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS WILL NOT BE RESPONSIBLE FOR ANY LOSSES EXCEPT THAT THE COMPANY SHALL BE RESPONSIBLE FOR ANY LOSSES TO THE EXTENT THAT SUCH LOSSES ARISE FROM THE COMPANY’S GROSS NEGLIGENCE, FRAUD OR WILLFUL MISCONDUCT. IN NO EVENT SHALL THE COMPANY, ITS AFFILIATES, CONTROLLING PERSONS, SHAREHOLDERS, DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS BE LIABLE TO PURCHASER OR ANY THIRD PARTY FOR ANY INDIRECT, SPECIAL, INCIDENTAL, CONSEQUENTIAL, EXEMPLARY OR PUNITIVE DAMAGES, OR DAMAGES OF ANY KIND FOR LOST PROFITS OR REVENUES, TRADING LOSSES, INACCURATE DISTRIBUTIONS, LOSS OF BUSINESS OR DATA, EVEN IF ADVISED OF THE POSSIBILITY OF ANY SUCH DAMAGES AND REGARDLESS OF WHETHER SUCH LIABILITY IS ASSERTED ON THE BASIS OF CONTRACT, TORT OR OTHERWISE. FOR THE AVOIDANCE OF DOUBT, THIS PROVISION DOES NOT ACT AS A WAIVER OF ANY RIGHTS OF A PURCHASER UNDER THE FEDERAL SECURITIES LAWS, INCLUDING ANY RIGHTS UNDER THE SECURITIES ACT OF 1933, TO THE EXTENT SUCH A WAIVER IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT OR IS OTHERWISE UNENFORCEABLE.

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Mark S. Selinger

cc:	Shy Datika, President
Oran Mordechai, Chief Financial Officer

Appendix 1

10.	Please provide us with a detailed outline of the transaction flow for a hypothetical trade on your proposed ATS. Your response should include, but not necessarily be limited to, the process for submitting and accepting payment for a trade (both in USD and, if applicable, cryptocurrency), custody of each asset involved with a trade, and clearing and settlement procedures. Please describe the security measures that will be in place designed to protect the theft or loss of customers’ digital assets. To the extent that the ATS will use a third-party to custody digital assets, please describe any division of custodial responsibility between the ATS and the third party. To the extent that you propose to facilitate the trading of securities for cryptocurrencies, please detail the method of ensuring that the cryptocurrencies are held in a digital wallet that is established for the benefit of the customer. To the extent any payment is insufficient (e.g., following conversion to USD, if applicable, or where a “counterparty defaults” and you use a portion of your “Cash Fund” to “cover losses”), please also address whether you would be extending credit to any customer through your proposed operations and whether that extension of credit implicates any regulatory responsibility, including responsibility under Federal Reserve Board Regulation T. Please separately provide corresponding disclosure for a trade on your proposed cryptocurrency trading platform. We may have additional comments after reviewing your response.

Response: Attached as Appendix 1 to this letter are the functional workflows for INX Services, Inc., the entity we have established to register as an introducing broker to provide brokerage services for security tokens. The submitted workflows outline the process for onboarding new customers, funding accounts, initiating orders, and the execution and settlement of trades. However, these anticipated workflows are subject to change, because we are in the early stage of this evolving market; as a result, there is a lack of regulatory clarity regarding the trading of security tokens and the proper market participants required to facilitate such trading remain undefined. Accordingly, while it is at present our intention to establish an alternative trading system to be operated by INX Services, Inc., it is possible we will determine, at least initially, to operate as an introducing broker with an order management system and to route security token order flow to one or more third party alternative trading systems.

Please describe the security measures that will be in place designed to protect the theft or loss of customers’ digital assets. INX Services, Inc. has yet to identify a custodial relationship arrangement that meets the requirements of Rule 15c3-3. INX Services, Inc. is currently searching for a clearing firm to provide custody of security tokens.

As stated above, the proper market participants required to facilitate the trading of security tokens remain undefined, primarily as the result of a lack of regulatory clarity. If we are unable to identify a clearing firm to serve as a custodian which satisfies the requirements of Rule 15c3-3, we may never be able to operate INX Services Inc. as a broker-dealer for the trading of security tokens.

Please see below for a discussion of the custody arrangements we anticipate implementing with respect to our cryptocurrency trading platform.

To the extent that the ATS will use a third-party to custody digital assets, please describe any division of custodial responsibility between the ATS and the third party.

We do not envision having a custodian for the proposed ATS activities of INX Services, Inc. Rather, the custody of digital assets will be required for security tokens held in the customer accounts of INX Services, Inc. Because we intend to provide brokerage services as an introducing broker, the custodial responsibility will be a contractual obligation of our clearing firm, which is yet to be identified.

To the extent that you propose to facilitate the trading of securities for cryptocurrencies, please detail the method of ensuring that the cryptocurrencies are held in a digital wallet that is established for the benefit of the customer.

Neither INX Services, Inc. nor INX Digital, Inc. will offer “cross asset” trading of securities for cryptocurrencies or vice versa.

To the extent any payment is insufficient (e.g., following conversion to USD, if applicable, or where a “counterparty defaults” and you use a portion of your “Cash Fund” to “cover losses”), please also address whether you would be extending credit to any customer through your proposed operations and whether that extension of credit implicates any regulatory responsibility, including responsibility under Federal Reserve Board Regulation T.

Neither INX Services, Inc. nor INX Digital, Inc. will extend credit to customers. Further, our proprietary order management software, which will be utilized by both INX Services, Inc. and INX Digital, Inc., has a rules engine that ensures sufficient funds or fully paid assets are available to cover orders, prior to their submission.

Please separately provide corresponding disclosure for a trade on your proposed cryptocurrency trading platform.

Attached as Appendix 2 to this letter are the functional workflows for INX Digital Inc., which is the entity we have established to register as a money transmitter and operate a cryptocurrency trading platform. Here our ability to provide a detailed outline of our operations is greater than in the case of INX Services Inc., because the path to trading cryptocurrencies is clearer. The submitted workflows outline the process for onboarding new customers, funding accounts, initiating orders, and the execution and settlement of trades.

We intend to engage BitGo Trust Company, or BitGo Trust, which is a “qualified custodian” as defined in Rule 206(4)-2 promulgated under the Investment Advisers Act of 1940, and its affiliate BitGo Inc., a multi-signature BitGo hot wallet service, to hold cryptocurrencies on behalf of clients of our INX Digital, Inc. trading platform. We believe that BitGo Trust and BitGo Inc., which we refer to collectively as BitGo, is the leading provider of custody and wallet services for cryptocurrency trading, with the ability to support both “hot” and “cold” storage with a high degree of electronic and physical security, as well as transaction processing and reporting.

BitGo Trust offers cold storage technology in bank-grade Class III vaults and storage solutions for more than 100 digital assets, and together with BitGo Inc., offers sophisticated controls and policies enforcement solutions, including multiple approvals, spending limits, and whitelists, as well as customizable user roles and controls to align with our organizational structure

BitGo offers two types of services; a hot wallet solution and a cold storage solution. INX Digital, Inc. plans to use both services. A hot wallet is a multi-signature storage solution, which requires two of three private keys to transfer digital assets. In our arrangement, INX will hold two of the keys and BitGo Inc. will hold the other key. Two keys will be created whenever we establish a BitGo hot wallet, a primary key (used to authorize transactions) and a backup key (used to recover the wallet, if the wallet password is lost or if BitGo Inc. ceases operations). The third key is used by BitGo Inc. to cosign transactions; this key is created by BitGo’s servers and is known only to BitGo Inc. to mitigate the risk of an unauthorized transfer of assets. INX policy will require that INX and BitGo Inc. must act together to transfer assets. INX Digital, Inc. will maintain an omnibus wallet at BitGo Inc. for each type of asset to be traded on our platform, which will be designated for the exclusive benefit of customers.

BitGo Trust’s cold storage solution outsources key management and security to BitGo Trust. Cold storage is offline storage; it is the most secure way to store digital assets, as it is never connected to a network. INX Digital, Inc. will transfer cryptocurrency assets from its hot wallet to cold storage at BitGo Trust; BitGo Trust, as custodian, will safeguard cryptocurrency assets for INX customers. To initiate a transfer from cold storage to an INX hot wallet, INX will specify the amount to transfer and submit the request to BitGo Trust. BitGo Trust will contact INX, to conduct an out-of-band video verification to confirm the transfer is legitimate and that an INX authorized signatory approves it. BitGo Trust will then generate the transaction and sign it securely offline with the user key that BitGo Trust holds in custody. Once half-signed, BitGo Trust will bring the transaction back online, and upload it to the platform. After key policies are evaluated and satisfied, BitGo Inc. will then sign the transaction with the BitGo Inc. key. Once completely signed, BitGo Inc. will broadcast the transaction to the blockchain, and the cryptocurrency assets will be transferred from cold storage to the appropriate INX hot wallet.

This separation of functions makes our operations more secure because, among other reasons, we only need to keep a hot wallet sufficiently funded to service withdrawals. We will use cold storage to store the majority of the cryptocurrency assets held by us, because cold storage provides greater asset protection through policies and physical security.

Phases of Development, page 50

21.	Please revise to elaborate on the steps that are necessary for you to engage a custodian for the INX Securities trading platform, describing what level of security and custodial protections you will provide to token holders and addressing how or if these differ from the services provided by a traditional custodian (e.g., the settlement, safekeeping and reporting of customers’ assets).

Response: Please see our response to comment #10. As the securities token trading market matures, we expect that traditional securities clearing firms serving as custodians meeting the requirements of Rule 15c3-3 will enter the security token space. We expect that these market participants will provide security, custodial protections and services similar to what is offered for traditional securities. As mentioned above, we have yet to identify such a party.

Submitting a Purchase Request, page 98

35.	Please expand to discuss in more detail the steps that a purchaser must take to open an Ethereum wallet to receive the INX Tokens. For example, clarify the type of compatible wallet(s) that a purchaser may open and the process by which a purchaser opens one.

Response: In response to the Staff’s comment, we have revised our disclosure on page [98] of the “Plan of Distribution” section to add the following underlined statement detailing the requirements for opening a digital wallet to receive the INX Tokens:

Submitting a Purchase Request

Upon KYC/AML approval, a potential investor may place an order for a certain quantity of INX Tokens by entering the desired amount into the Purchasing Portal and selecting the desired method of payment. The potential investor will then receive an order preview notification of the terms of purchase, which shall include (i) the number of INX Tokens the potential investor intends to purchase; (ii) the aggregate price of INX Tokens purchased by the potential investor expressed in U.S. Dollars; (iii) the exchange rate, if applicable; and (iv) the aggregate price of INX Tokens purchased by the potential investor expressed in BTC and ETH, if applicable. The potential investor will then be prompted to confirm that the purchase information is correct.

The Purchasing Portal will then prompt the potential investor to provide the public wallet address of the Ethereum wallet that the potential investor has designated to receive the INX Tokens. See “Plan of Distribution – Creating an Ethereum Digital Wallet Address.”

The potential investor will then be presented with an INX Token Purchase Agreement that is populated with the terms provided in the order preview notification. The exchange rate, if applicable, will be displayed in the INX Token Purchase Agreement. The INX Token Purchase Agreement sets forth the rights of each INX Token holder with regard to the INX Tokens.

The potential investor will be prompted to execute the INX Token Purchase Agreement. After the potential investor executes the INX Token Purchase Agreement, the potential investor will be prompted to submit payment either by (i) wire transfer of U.S. Dollars or (ii) transfer of bitcoin or ether. Payment in bitcoin or ether will only become available after the proceeds from this offering exceed the Company’s minimum offering requirement of $5,000,000.

Creating an Ethereum Digital Wallet Address

To participate in the offering and receive INX Tokens, a potential investor must open a wallet on an Ethereum wallet website or wallet app. Generally, to open a wallet the potential investor will be required to create a strong password and record a 12 or 24-word passphrase, which is sometimes referred to the “recovery phrase.”

Not all digital wallets support ERC20 blockchain assets, such as the INX Token, and certain digital wallets blockchain assets follow a list of standards so that ERC20 tokens can be successfully transferred among compatible wallets. Therefore, the potential investor must confirm that the address provided is associated with a digital wallet that is compatible with and supports ERC20 blockchain assets.

The potential investor will be prompted to agree that they have a sufficient understanding of blockchain or cryptographic tokens and other digital assets, smart contracts, storage mechanisms (such as digital wallets), blockchain-based software systems and blockchain technology, to be able to evaluate the risks and merits of purchasing the INX Tokens using a digital wallet.

A POTENTIAL INVESTOR MAY NOT PARTICIPATE IN THE OFFERING BY PROVIDING AN ETHEREUM WALLET ADDRESS FROM ANY CRYPTOCURRENCY TRADING PLATFORM. Incompatible wallet addresses include wallets operated by Coinbase, Exodus, Bitrexx, Jaxx, Poloniex, Kraken, Bitfinex, Cex.io, Bitstamp, as well as any Bitcoin or Ethereum exchange. Compatible ERC20-compliant wallets may currently be generated at websites operated by MetaMask and MyEtherWallet.

A POTENTIAL INVESTOR MUST HAVE SOLE CONTROL OVER THE ERC20 COMPATIBLE ETHEREUM WALLET PROVIDED FOR THE OFFERING. FAILURE TO PROVIDE A COMPATIBLE WALLET MAY RESULT IN A LOSS OF A POTENTIAL INVESTOR’S FUNDS.

The potential investor submitting an ERC20 compatible wallet will be prompted to agree and represent that they have sole control over the private keys to such wallet. Further, except as expressly permitted by the Company, each potential investor (and each subsequent assignee of INX Tokens) is prohibited from transferring rights or access to an Ethereum wallet once that wallet has been added to the Whitelist Database.

Acceptance of a Purchase Request and Closing

. .. .

Appendix 2

Functional Workflows - INX Services, Inc.

INX Services Inc. – Onboarding New Customer
Customer
INX Services (INXS)
INX Platform
Aut10tix
Clearing Firm
Customer initiates registration process as a new user on the INX Platform.
Sends an activation code to the customer.
Customer enters the activation code to verify themselves.
Prompts the customer to set up multifactor authentication (2FA).
Customer successfully establishes 2FA on their user profile.
Initiates the account opening process.
Customer completes the INXS account opening documents, providing personal information (KYC), 2 forms of identification, a financial profile.
Aut10tix validates customer identification.
ID is Not Valid
Process Ends
ID is Valid
INXS staff review the new account application.
INXS manager reviews the account documents.
Rejects
Approves
Clearing Firm creates the Account & related wallets.
Customer is notified the account is approved.

INX Services Inc. – Account Funding – Delivery of Cash

Customer
INX Services (INXS)
Clearing Firm, incl. custody (TBD)
Initiates wire transfer from their bank.
Notifies INXS to expect wired funds.
Customer's bank wires funds to clearing firm's bank account.
Customer see funds in their INXS account.
INX provides the customer with the clearing firm's wire instructions.
INXS staff is notified of received funds & reviews source of funds.
Approved
Yes
No
INXS staff reviews clearing reports of the daily wire activity.
Funds are returned to the customer.
Clearing firm's bank receives wired funds into their account segregated for customers.
On it's recordkeeping platform, the clearing firm credits the customer's account for the amount received .
Clearing staff reviews the daily wire transfers & reconciles bank account.

INX Services Inc. – Account Funding – Delivery of Security Tokens (e.g. INX)

Customer
INX Services (INXS)
Clearing Firm, Incl. custody (TBD)
Customer requests "delivery instructions" from INX Services.
Using the provided wallet address(es), customer initiates the delivery of INX token to it's account at the clearing firm.
Customer see INX token in their INXS account.
INXS staff requests "delivery instructions" from its clearing firm.
INXS staff provides "delivery instructions" to customer.
INXS staff is notified that INX token is received & reviews source of funds.
Approved
Yes
No
INXS staff reviews clearing reports of the daily transfer activity.
INX token is returned to the customer.
Clearing firm provides transfer instructions, (including any unique wallet address(es) associated with the clients account).
Clearing firm receives INX token into it omnibus custody account.
On it's recordkeeping platform, the clearing firm credits the customer's account for the amount INX token received.
Clearing firm moves INX token into "cold storage".

INX Services Inc. – Purchase Order (e.g. INX Security Token)
Customer
INX Services (INXS)
INX Platform
INX ATS
Clearing Firm Incl custody (TBD)
Customer logs into INX Services trading platform.
Customer verifies they have available funds to purchase INX tokens.
Customer enters buy order on the INXS trading platform.
Order is rejected.
Order is pending in "Open" status.
INXS staff monitor order books.
No
Order details are validated in the INXS order book's rules engine and available funds are verified.
Valid?
Yes
Order is released to INX ATS matching engine.
Order is received by INX ATS matching engine & marked as "open".
See "Matching" workflow for order execution process.
Positions & Balances are loaded into INX Platform at beginning of day.

INX Services Inc. – Matching, Order Execution, & Settlement (e.g. INX Security Token)
Customer
INX Services (INXS)
INX Platform
INX ATS
Clearing Firm Incl custody (TBD)
Customers see buy & sell orders in "Open" status in their accounts.
Orders are updated to "Executed" status in customer accounts.
Trade activity appears in customer accounts and balances are updated.
Customers receive electronic confirmation.
INXC staff monitors order books.
INXC staff reviews trade blotters.
Customer orders are pending in Open Status.
Buy & Sell orders are are updated to "Executed" status.
Positions & Balances are updated
Open buy & sell orders are pending in the matching engine.
Buy/Sell Orders Match
Orders are Executed.
Clearing firm receives notice of execution via API.
Purchase account is debited cash and credited INX security tokens.
Selling account is credited cash and debited INX security tokens.
Entries written to clearing firm ledger; thus settling the transactions
Clearing firm sends electronic confirmation to each customer.

Appendix 3

Functional Workflows - INX Digital, Inc.

INX Digital Inc. – Onboarding New Customer

Customer
INX Digital (INXD)
INX Platform
Aut10tix
Customer initiates registration process as a new user on the INX Platform.
Customer enters the activation code to verify themselves.
Customer successfully establishes 2FA on their user profile.
Customer completes the INXD account opening documents, providing personal information (KYC), 2 forms of identification, a financial profile.
Customer is notified that their account is approved for use.
INXD staff review the new account application.
INXD manager reviews the account documents.
Approves
Rejects
Sends an activation code to the customer.
Prompts the customer to set up multifactor authentication (2FA).
Initiates the account verification process.
ID is Valid
Customer account is verified.
Aut10tix validates customer identification.
ID is Not Valid
Process Ends

INX Digital Inc. – Account Funding – Delivery of Cash
Customer
INX Digital (INXD)
INX Platform
Custodian (Metropolitan Bank)
Initiates wire transfer from their bank.
Notifies INXD to expect wired funds.
Customer's bank wires funds to INXD's bank account.
Funds are returned to the customer.
Customer see funds in their INXD account.
INXD provides the customer with wire instructions.
INXD staff monitors the bank account for received funds & reviews source of funds.
No
Approved
Yes
INXD staff reviews the daily transfers & reconciles bank account.
INXD records the receipt of funds in the customer's account on its internal database.
Metropolitan Bank receives wired funds into INXD's bank account segregated for customers.

INX Digital Inc. – Account Funding – Delivery of Cryptocurrency (e.g. BTC)
Customer
INX Digital (INXD)
INX Platform
Custodian (BitGo)
Customer requests "delivery instructions" from INX.
Using the unique wallet address(es), customer initiates the delivery of BTC from the customer's existing wallet to INXD's omnibus wallet.
BTC is returned to the customer.
Customer see BTC in their INXD account.
INXD staff reviews the pending delivery receipt & approves or rejects.
Approved
No
Yes
INXD staff reviews the daily transfers & instructs Bitgo to transfer BTC to it's cold storage custody.
INXD generates unique wallet address(es) associated with the clients account.
INXD sets up a pending receipt of the customer's BTC.
INXD records the receipt of BTC in the customer's account on its internal database.
BitGo receives BTC into INXD's hot wallet.
BitGo transfers BTC from INXD's hot wallet to their cold storage custody.

INX Digital Inc. – Purchase Order (e.g. BTC)
Customer
INX Digital (INXD)
INX Platform
INX Matching Engine
Customer logs into INX Digital's trading platform.
Customer verifies they have available funds to purchase BTC
Customer enters buy order on the INXD's trading platform.
Order is rejected.
Order is pending in "Open" status.
INXD staff monitor order books.
No
The order details are validated and available funds are verified.
Valid
Yes
Order is released to INX matching engine.
Order is received by INX matching engine & marked as "open".
See "Matching" workflow for order execution process.

INX Digital Inc. – Matching, Order Execution, & Settlement (e.g. BTC)
Customer
INX Digital (INXD)
INX Platform
INX Matching Engine
Buy & Sell orders are pending in "Open" status.
Buy & Sell orders are are updated to "Executed" status.
Activity appears in customer accounts.
INXD staff monitors order books.
INXD sends electronic confirmation to each customer.
Purchase account is debited cash and credited BTC.
Selling account is credited cash and debited BTC.
Entries written to INXD's ledger; thus settling the transactions
Open buy & sell orders are pending in the matching engine.
Buy/Sell Orders Match
Orders are Executed.